Exhibit 4.10

June 1, 2009	402 Amendment of Criteria	S1/251690

FIRST INTERNATIONAL

June 1, 2009
BluePhoenix Solutions Ltd.
Dear Sir/Madam:

RE:           Undertaking to Fulfill Financial Criteria

Whereas your company benefits from a variety of credits and banking services (hereinafter: “the Credit”) granted thereto by the First International Bank of Israel Ltd. (hereinafter: “the Bank”), relying, inter alia, on your signing a letter of undertaking on September 23, 2008 to fulfill the financial criteria and additional conditions (hereinafter: “the Letter of Undertaking”).

And whereas your financial statements published on May 31, 2009 indicate the failure to fulfill the undertaking specified in section 4A of the Letter of Undertaking, which determines that the cumulative total of the EBITDA in accordance with the quarterly and annual consolidated financial statements of the company in the last four calendar quarters shall be no less than $5 million.

And whereas in such circumstances the Bank has the right to present the credit for payment forthwith;

And whereas you have requested that the Bank not exercise this right;

Accordingly, pursuant to your request, we hereby inform you that the Bank is prepared to introduce an amendment into section 4A of the Letter of Undertaking, which deals with the EBITDA, as follows:

The section shall be deleted and shall be replaced with the following section:

“The EBITDA (US GAAP) that has accrued for the last four quarters commencing on June 30, 2009 shall be no less than the sum of $5,000,000. Notwithstanding the aforesaid, a loss of up to $700,000 in a quarter in respect of the accounting record of the value of the benefit embodied in granting options to employees in accordance with FAS123 shall not constitute a violation of the criteria.”

“EBITDA” – This is defined as the operating profit plus the depreciation and deduction sections included in expenses deducted up to the operating report.

The agreement of the Bank, as aforesaid, does not constitute any amendment of the Letter of Undertaking, save with respect to section 4A, and all the remaining conditions thereof shall remain in effect. In addition, the agreement of the Bank shall not infringe on or derogate from the rights of the Bank vis-à-vis your company in accordance with any document and/or pursuant to any law.

This letter shall enter into effect on receipt of your confirmation and your undertaking in the margins of this letter and on payment of the amount of NIS 7,500 in respect of the issuing thereof, until June 14, 2009.

[Stamps and Signatures: Andrea Arov Stern Merav] The First International Bank of Israel Ltd. Herzliyah Pituach Branch

We hereby authorize receipt of the letter, we agree to the contents thereof and we shall act accordingly.
 [Signature]
_____________________________
BluePhoenix Solutions Ltd.

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